Exhibit 99.1

Rail Vision Receives European Patent for Innovative Locomotive Imaging Technology

Ra’anana, Israel, August 11, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced that the European Patent Office has issued a Decision to Grant for the Company’s patent application covering a novel system designed to significantly enhance the sampling rate of an imager detector for a Selected Region Of Interest (SROI).

The patented system includes an imaging device and a processing unit that works in tandem to capture, analyze, and prioritize visual data from a train’s forward-facing camera. The imaging device collects multiple datasets from image frames during several handling cycles, while the processing unit identifies a specific region of interest based on the collected data. The system can then acquire partial datasets from the SROI during residual time within those cycles, enabling higher sampling rates where it matters most.

Installed on the locomotive and oriented in the direction of travel, the system’s processing unit incorporates a tracking module that detects the rails, defines margins on both sides, calculates a safe braking line based on the train’s braking distance, and sets a safe zone. The SROI is positioned at the far end of this safe zone in the image frames, enabling early hazard detection and response.

“Securing this European patent is another strong validation of Rail Vision’s innovation,” said David BenDavid, CEO of Rail Vision. “By boosting the sampling rate, we’re enabling train operators to detect hazards sooner, react faster, and improve functional efficiency to operate more safely . This technology is another step toward our vision of making railway transportation safer, smarter, and more efficient worldwide.”

With this latest grant, Rail Vision continues to expand its patent portfolio across strategic regions, supporting its mission to enhance railway safety and operational efficiency worldwide.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its innovation, how the Selected Region Of Interest technology is another step toward its vision of making railway transportation safer, smarter, and more efficient worldwide and its mission to enhance railway safety and operational efficiency worldwide. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io